December 7, 2011

Mr. Scot Foley
Securities and Exchange Commission
Washington, DC  20549

Re:          TherapeuticsMD, Inc.
Current Report on Form 8-K
Filed October 11, 2011
File No. 000-16731

Dear Mr. Foley:

TherapeuticsMD, Inc., f/k/a AMHN, Inc., a Nevada corporation ("Therapeutics" or the "Company") is providing this letter to you in response to your comment letter dated November 7, 2011 related to our Current Report on Form 8-K filed with the Commission on October 11, 2011 (the "Form 8K") and in response to your phone conversation with our attorney, Joel Schneider, on December 5, 2011.

This letter provides a response to your original Item 11 only.  Concurrently with the filing of this correspondence, the Company will file a Form 8-K/A, Amendment No. 2 ("Form 8-K/A/2"), marked with revisions in accordance with our response herein.

Lang Agreement, page 58

11.   Please revise your disclosure to provide a description of the separate financing agreement you have entered into with Lang. In addition, please file any agreement underlying this transaction as an exhibit.

As requested, we have revised our filing to include the following expanded disclosure:

Lang Agreement

As previously mentioned, VitaMed entered into a product sales agreement with Lang Naturals, Inc. (“Lang”) pursuant to which Lang manufactures approximately 90% of VitaMed’s product needs.  This product sales agreement was in the ordinary course of VitaMed's business and was subsequently amended to include new products as they became available for manufacture by Lang (the "Manufacturing Agreements").  VitaMed believes that the contracted rates with Lang are at or below current market rates. After the Closing of the Merger, one of the majority owners of Lang is a minority shareholder of the Company.

In conjunction with arrangements under the Manufacturing Agreements, VitaMed and Lang entered into a Confidentiality Agreement on July 22, 2008. Pursuant to the terms of the Manufacturing Agreements, Lang provided financing terms to VitaMed for product inventory to be manufactured.  On September 20, 2011, VitaMed and Lang executed a Financing Agreement ("Lang Financing Agreement") pursuant to which Lang offered VitaMed special financing terms relative to certain products.  Under the Lang Financing Agreement, VitaMed received from Lang an increase in its normal credit limit from $250,000 to $325,000 plus an additional special credit limit of $700,000. Pursuant to a Confidential Treatment Request filed with the Commission, a redacted version of the Lang Financing Agreement is filed as an exhibit hereto and incorporated herein by reference.

Mr. Scot Foley
December 7, 2011
Page Two

For your further review, you will be provided by mail with a copy of our Confidential Treatment Request ("CTR") and a confidential copy of the Lang Financing Agreement marked "Confidential Treatment." In that version, the redacted Confidential Terms are highlighted in yellow. We will also provide a confidential copy of a Confidentiality Agreement dated July 22, 2008 between VitaMed and Lang marked "Confidential Treatment."

As outlined in our CTR, in addition to the request for confidential treatment with respect to the Confidential Terms pursuant to Rule 24b-2, the Company requests that the Confidential Terms and each of the following items be withheld from public availability under the Freedom of Information Act, 5 U.S.C. § 552 ("FOIA"), pursuant to the exemption thereunder for trade secrets and commercial or financial information contained therein, 5 U.S.C. § 552(b)(4):

1.      The transmittal letter and any subsequent correspondence, including all attachments or enclosures accompanying such letter or correspondence, regarding this request for confidential treatment.

2.      Any memoranda, notes, correspondence or other writing made by any member or employee of the Commission relating to the Confidential Terms or this letter, or any conference or telephone call with respect thereto; and

3.      Any copies or extracts of the foregoing (all materials covered by items 1, 2, and 3; collectively, the "Secondary Writings.")

After your review of the CTR, the Lang Financing Agreement and the Confidentiality Agreement that we are providing by mail, we request that you either return these documents to the Company or inform us that they have been destroyed.

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose theCommissionfrom taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by theCommission orany person under the federal securities laws of the United States.

Sincerely,

TherapeuticsMD, Inc.

/s/ Robert G. Finizio

Robert G. Finizio
Chief Executive Officer